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September 29, 2017 VIA EDGAR Larry Spirgel Assistant Director AD Office 11 – Telecommunications United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Dubai	Rome
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Re:	Entercom Communications Corp., Amendment No. 3 to Registration Statement on Form S-4, Filed August 24, 2017 (File No. 333- 217273)

Dear Mr. Spirgel:

On behalf of Entercom Communications Corp. (“Entercom”), we submit this letter in response to the comment and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Office of Telecommunications (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 31, 2017. The Comment Letter relates to Entercom’s Amendment No. 3 to the Registration Statement on Form S-4 filed August 24, 2017 (the “Registration Statement”).

For your convenience, we have repeated the comment of the Staff in italicized text exactly as given in the Comment Letter and set forth our response below the comment. Unless the context otherwise requires, all references to page numbers in the response to the Staff’s comment correspond to the pages in the Registration Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Registration Statement.

Staff Comments

Entercom and CBS Radio Unaudited Pro Forma Condensed Combined Financial Statements

2) Purchase Price Allocation, page 162

(2d), page 164

1.	We note on page 121 that Entercom’s long-term projections for CBS Radio’s results for 2017 through 2021 forecasted an increase in CBS Radio’s full year revenue for 2016. However, such projections did not anticipate the loss in market share or decline in market demand that CBS Radio experienced in the first six months of 2017. In light of CBS Radio’s sustained downward trend in advertising revenues through 2017, arising from its loss of market share and the general decline in market demand for radio advertising which is outside its control, disclose the impact, if any, of a change in the assumptions used in the valuation to determine the fair value of its radio broadcasting licenses.

Response:

Entercom respectfully advises the Staff that the fair value of radio broadcasting licenses is determined using the Greenfield Discounted Cash Flow Method, which values radio broadcasting licenses by modeling a hypothetical start-up station and building it up to a normalized operation using inputs for each relevant market as a whole. These inputs, which are obtained from third-party industry data, include projections of overall advertising revenues in the relevant radio market and average market share for an individual radio station in the market. As a result, CBS Radio’s loss of market share does not impact the assumptions used in the valuation.

September 29, 2017

Entercom respectfully advises the Staff that in order to assess if the impact of general declines in market demand for radio advertising affects the projections of overall advertising revenues in the relevant radio markets, management obtained the most recent third-party projections of overall advertising revenues for each market. The revenue projections for each relevant radio market were compared to the market revenue projections used to determine the fair value of the radio broadcasting licenses reflected in the unaudited pro forma condensed combined financial statements in previous filings of the Registration Statement. This analysis indicates that changes to the overall revenue projections are immaterial. In addition, management determined that no change to the discount rate or other significant inputs used to measure the fair value of radio broadcasting licenses is required. As a result, the fair value of the radio broadcasting licenses changed by one percent, which Entercom considers to be immaterial and therefore, Entercom determined that revision of the unaudited pro forma condensed combined financial statements is not required. For each future filing of the Registration Statement, Entercom and CBS Radio will continue to assess the valuation of FCC licenses based on then-available market information and will revise the valuation as necessary.

*    *    *    *

Once you have had time to review these responses to the Staff’s comment, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (312) 876-6516.

Sincerely,

/s/ Roderick O. Branch
Roderick O. Branch of Latham & Watkins LLP

cc:	Andrew P. Sutor, IV